UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Amendment No. 1)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

AMERICAN LIFE HOLDING COMPANY, INC.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

027224104
(CUSIP Number)

CNK Mining Corporation
16 Okin Dong Cheongro Gu
Seoul, South Korea
8210-9406-8116
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 5, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act. (However, see the Notes).

(1)	Name of Reporting Person: CNK Mining Corporation

(2)	Check the Appropriate Box if a Member of a Group:

(a)  ☐
(b)  ☐

(3)	SEC Use Only

(4)	Source of Funds: WC

(5)	Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐

(6)	Citizenship or Place of Organization: South Korea

Number of Shares Beneficially Owned by Each Reporting Person with:

(7)	Sole Voting Power: 30,362,017

(8)	Shared Voting Power: 0

(9)	Sole Dispositive Power: 30,362,017

(10)	Shared Dispositive Power: 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 30,362,017

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐

(13)	Percent of Class Represented by Amount in Row (11): 64.1%

(14)	Type of Reporting Person: CO

(1)	Name of Reporting Person: Deukgyun Oh

(2)	Check the Appropriate Box if a Member of a Group:

(a)  ☐
(b)  ☐

(3)	SEC Use Only

(4)	Source of Funds: OO

(5)	Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐

(6)	Citizenship or Place of Organization: South Korea

Number of Shares Beneficially Owned by Each Reporting Person with:

(7)	Sole Voting Power: 0

(8)	Shared Voting Power: 30,362,017 (1)

(9)	Sole Dispositive Power: 0

(10)	Shared Dispositive Power: 30,362,017 (1)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 30,362,017 (1)

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐

(13)	Percent of Class Represented by Amount in Row (11): 64.1%

(14)	Type of Reporting Person: IN

(1)
Mr. Oh is the Chief Executive Officer of CNK Mining Corporation.  Mr. Oh disclaims beneficial ownership of these shares, as investment and voting control over the shares is held by CNK Mining Corporation.

Item 1.  Security and Issuer

This statement on Schedule 13D relates to the common stock, par value $0.001 per share, of American Life Holding Company, Inc., a Florida corporation (the “Issuer”). The principal executive offices of the Issuer are located at 16 Okin Dong Cheongro Gu, Seoul, South Korea.

Item 2.  Identity and Background

This statement is being filed on behalf of CNK Mining Corporation, a South Korea corporation (the “Company”) and Deukgyun Oh (collectively, the “Reporting Persons”).  The principal business of the Company is mineral resource development, and the address of its principal office is 16 Okin Dong Cheongro Gu, Seoul, South Korea.  Mr. Oh is the Chief Executive Officer of the Company.  Mr. Oh disclaims beneficial ownership of these shares, as investment and voting control over the shares is held by the Company.

During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

The Company acquired 30,050,000 shares of the Issuer’s common stock on July 5, 2011 pursuant to a private placement, for the aggregate purchase price of $159,265.

Item 4.  Purpose of Transaction

The Company acquired the shares of the Issuer’s common stock for investment purposes. The Company reserves the right to acquire additional securities of the Issuer, to dispose of such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities.

Item 5.  Interest in Securities of the Issuer

(a)	The Company is the beneficial owner of 30,362,017 shares or approximately 64.1% of the Issuer’s common stock.

(b)	The Company has sole power to vote and sole power to dispose of 30,362,017 shares of the Issuer’s common stock.

(c)	During the past 60 days, the Company has not effected any transactions in the Issuer’s common stock.

(d)	Not applicable.

(e)	Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7.  Materials to be Filed as Exhibits

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 8, 2011

Signature: /s/ C NK Mining Corporation

Name/Title: Deukgyun Oh, Chief Executive Officer

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